news release

ArcelorMittal announces composition of Board of Directors Committees

Luxembourg, 5 June 2009 – Following changes in the composition of its Board of Directors at its Annual General Meeting on May 2009, ArcelorMittal announces that its Board of Directors has decided to update the composition of its Committees at Board level and create a new Risk Committee.

ArcelorMittal’s Audit Committee is now composed as follows:

Mr. Narayanan Vaghul, Chairman

Mr. José Ramón Álvarez Rendueles

Mr. Wilbur L. Ross Jr.

Mr. Antoine Spillman

ArcelorMittal’s Appointments, Remuneration & Corporate Governance Committee is now composed as follows:

Mr. Lewis B. Kaden, Chairman

H.R.H. Prince Guillaume de Luxembourg

Mr. Narayanan Vaghul

The ArcelorMittal Board decided to install a new Risk Committee at Board level in line with recent developments in best practice corporate governance. The Risk Committee is composed as follows:

Mr. Georges Schmit

Mr. Antoine Spillmann

The Risk Committee is responsible for advising the Board of Directors on risk management and ensuring that ArcelorMittal maintains an effective risk management process to support daily management and decision-making.

Sudhir Maheshwari, member of ArcelorMittal’s Group Management Board, becomes Chairman of the newly formed Group Risk Management Committee. He will represent the management during Risk Committee meetings.